Filed  pursuant to Rule 425 of the  Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities
                                                            Exchange Act of 1934

                                                         Filer: UGC Europe, Inc.
                                               Subject Company: UGC Europe, Inc.
                                  Registration Statement File Number: 333-109496


       UGC EUROPE SPECIAL COMMITTEE SUPPORTS REVISIONS TO UNITEDGLOBALCOM EXCHANGE OFFER BUT URGES STOCKHOLDERS TO TAKE NO ACTION AT THIS TIME

Denver, Colorado, November 12, 2003 - The Special Committee of the Board of Directors of UGC Europe, Inc. (NASDAQ: UGCE) announced today that it is supportive of the revisions to the terms of the exchange offer announced today by UnitedGlobalCom, Inc. (NASDAQ: UCOMA), the company's majority stockholder. The revisions, which are the product of extensive discussions between the Special Committee and UnitedGlobalCom, include an increase of the exchange ratio to 10.3, an unwaivable 90% minimum tender condition, confirmation of UnitedGlobalCom's commitment to consummate a back-end short-form merger following the completion of the exchange offer and the imposition of a limitation on the exercise of preemptive rights by Liberty that has the effect of capping Liberty's ability to exercise preemptive rights to increase its ownership percentage of UnitedGlobalCom capital stock beyond the lower of 55% (or in limited circumstances, 60%) and its then-current ownership percentage. The Special Committee notes that in the coming days UnitedGlobalCom is expected to disseminate an amended tender offer statement on Schedule TO, its report on Form 10-Q for the quarter ending September 30, 2003, an amended prospectus covering the exchange offer and a definitive proxy statement for the special meeting relating to the issuance of stock in the exchange offer and the merger. Thereafter, the Special Committee expects that it will announce a definitive position on the revised exchange offer and, until such time, urges UGC Europe stockholders to refrain from tendering their shares. At this time, the unwaivable conditions to the exchange offer relating to the effectiveness of the registration statement covering the exchange offer and the stockholder approval at UnitedGlobalCom's special meeting have not been satisfied.

This press release relates to UnitedGlobalCom's exchange offer commenced on October 6, 2003. In connection with the Offer, UGC Europe has filed certain materials with the SEC, including a Solicitation/ Recommendation Statement on
Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings by UGC Europe with the SEC at the SEC's website at www.sec.gov. In addition, these materials may be obtained free from UGC Europe by directing a request to UGC Europe, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, 303-220-4204, Attention: Investor Relations.